                    SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                 SCHEDULE 14D1/A

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

                    WNC California Housing Tax Credits, L.P.
--------------------------------------------------------------------------------
                       (Name of Subject Company [Issuer])

                        Everest Tax Credit Investors, LLC
                           Everest Properties II, LLC
--------------------------------------------------------------------------------
                                    (Bidder)

                     Units of Limited Partnership Interests
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                        199 S. Los Robles Ave., Suite 440
                               Pasadena, CA 91101
                            Telephone (800) 611-4613
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation:  $74,500(1)                 Amount of Filing Fee:  $14.90

     (1) Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $14.90  Filing party: Everest Tax Credit Investors, LLC

Form or registration no.: SC14D-1       Date filed:  May 12, 1998





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                                                       Schedule 14D-1

CUSIP No : None

------- ------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
   Everest Tax Credit Investors, LLC
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER (a) [ ]
   OF A GROUP* (b) [ ]
   Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3. SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4. SOURCE OF FUNDS*
   AF
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f) [ ]
   Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
   California
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   None
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES [ ]
   CERTAIN SHARES
   Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
   Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
10. TYPE OF REPORTING PERSON*
    OO
------- ------------------------------------------------------------------------

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                                                       Schedule 14D-1

CUSIP No : None

------- ------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
   Everest Properties II, LLC
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER (a) [ ]
   OF A GROUP* (b) [ ]
   Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3. SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4. SOURCE OF FUNDS*
   AF
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f) [ ]
   Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
   California
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   None
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES [ ]
   CERTAIN SHARES
   Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
   Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
10. TYPE OF REPORTING PERSON*
    OO
------- ------------------------------------------------------------------------



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                        AMENDMENT NO. 4 TO SCHEDULE 14D-1

     This Amendment No. 4 is filed by Everest Tax Credit Investors, LLC, a California limited liability company (the "Purchaser"), and Everest Properties II, LLC, a California limited liability company ("EPII") to amend the Tender Offer Statement on Schedule 14D-1 originally filed by the Purchaser with the Securities and Exchange Commission on May 12, 1998, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, relating to the Purchaser's offer to purchase up to 745 units of limited partnership interests ("Units") in WNC California Housing Tax Credits, L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 1998, and the related Agreement of Transfer and Letter of Transmittal. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase. The Offer is hereby amended to include the information below.


ITEM 2.    IDENTITY AND BACKGROUND.

     (a)-(d) Reference is hereby made to the information set forth on the cover page and in the "Certain Information Concerning the Purchaser" and Schedule I ("Directors and Executive Officers") of the Offer to Purchase, which is incorporated herein by reference. The section entitled "Certain Information Concerning the Purchaser -- The Purchaser" in the Offer to Purchase is hereby amended and restated in its entirety as follows:

     "The Purchaser. Each of the Purchaser and Everest Properties II, LLC ("EPII") is a California limited liability company that was formed in 1997 and 1996, respectively. The principal office of both the Purchaser and EPII is 199 South Los Robles Avenue, Suite 440, Pasadena, CA 91101. EPII's principal business is to manage investment funds for its own account and on behalf of other investors. The Purchaser is owned by EPII and by Imperial Bank, a California state-chartered bank. Imperial Bank is the wholly owned operating subsidiary of Imperial Bancorp, a bank holding company registered under the Bank Holding Company Act of 1956. The Manager of the Purchaser is EPII, and it is the person that manages Purchaser's affairs. Imperial Bank did not participate, to any material extent, in the initiation, structuring, preparation or documentation of this Offer. For certain information concerning the directors and executive officers of EPII, Imperial Bank and Imperial Bancorp, see Schedule I to the Offer to Purchase."

     (e)-(f) During the last five years, neither the Purchaser, EPII nor, to the best of their knowledge, any of the persons listed in Schedule I ("Directors and Executive Officers") of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) Reference is hereby made to the information set forth in Schedule I ("Directors and Executive Officers") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The paragraph under the section entitled "Certain Information Concerning the Purchaser -- Source of Funds" in the Offer to Purchase is hereby amended by deleting the last two sentences of the paragraph and inserting in lieu thereof the following sentence:

     "Imperial Bank has committed itself to provide substantially all of such funds as a capital contribution to the Purchaser."


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ITEM 5.    PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER.

     The first paragraph of the section entitled "Future Plans of the Purchaser" in the Offer to Purchase is hereby amended by inserting the following sentence immediately prior to the last sentence of the paragraph:

     "However, the Purchaser has no present intention of making additional tender offers for the Units."

ITEM 9.    FINANCIAL STATEMENTS OF BIDDER.

     Item 9 is hereby amended and restated as follows:

     "Purchaser's business consist solely of making and holding investments in limited partnership interests in entities similar to the Partnership. Accordingly, the Purchaser does not have any material revenues and expenses. The following table sets forth certain selected unaudited financial information available with respect to the Purchaser, as of June 15, 1998:"

           Total Assets                              $5,301,401
           Total Liabilities                             ---
           Working Capital                           $   12,515
           Members' Equity                           $5,301,401

     The inclusion in this item of the above information is for information purposes only and is not intended as an admission that such information is material to a decision whether to sell, tender or hold the Units.

ITEM 10.   ADDITIONAL INFORMATION.

     (f)(1) The lead-in sentence prior to the table set forth in the second bullet point of the cover letter addressed "Dear Unit Holder" accompanying the Offer to Purchase and under the caption "Introduction" of the Offer to Purchase is hereby amended to read as follows:

     "Based on the Partnership's public filings and assuming a sale date of June 30, 1998, the following table represents the Purchaser's estimates of the cumulative after-tax benefits available to a seller for each Unit sold to Purchaser if all of the assumptions stated directly below the table are applicable to the seller. The tax consequences of the Offer to a particular Unit Holder may be different from those shown in the table and all Unit Holders are urged to consult with their own advisors (tax, financial or otherwise) in connection with this Offer."

     (f)(2) The last sentence of the first paragraph under the section entitled "Details of the Offer -- 7. Conditions of the Offer" in the Offer to Purchase is hereby amended and restated as follows:

     "Furthermore, notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or, subject to the aforesaid, pay for any Units, may delay the acceptance for payment of the Units tendered, or may withdraw the Offer if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:"

     (f)(3) Subparagraphs (d) and (e) under the section entitled "Details of the Offer -- 7. Conditions of the Offer" in the Offer to Purchase are hereby amended and restated as follows:

     "(d) the General Partners (as defined below) of the Partnership shall have failed or refused to take all other action that the Purchaser deems necessary, in the Purchaser's reasonable judgment, for the Purchaser to be the registered owner of the Units tendered and accepted for payment hereunder simultaneously with the consummation of the Offer or as soon thereafter as is permitted under the Partnership Agreement, in accordance with the Partnership Agreement and applicable law;

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     (e) there shall have been  threatened,  instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Units pursuant to the Offer or otherwise directly or indirectly relating to the Offer, or otherwise, in the reasonable judgment of the Purchaser, adversely affecting the Purchaser, the Partnership or the Properties or the value of the Units or the benefits expected to be derived by the Purchaser as a result of the transactions contemplated by the Offer;"

     (f)(4)  The  first   paragraph   set  forth  under  the  section   entitled
"Determination of Purchase Price" in the Offer to Purchase is hereby amended by adding the following after the last sentence of the paragraph:

     "The Purchaser determined the Purchase Price pursuant to its independent analysis of the Partnership, including, but not limited to, the value of the estimated tax credits available in the future. The Purchaser did not attribute any value to the assets of the Local Limited Partnerships. Based on the Partnership's Form 10-K and the disclosures in the Prospectus covering the Units, the Purchaser believes that the realization of any such value is unlikely because: (i) the Partnership is committed to hold its interest in the Local Limited Partnerships for at least 15 years in order to avoid recapture of tax credits; (ii) the rents cannot be raised on the apartment complexes for 30 years, which would impede the ability to sell the apartment complexes during that period, and (iii) any cash available for distribution as a result of a sale of assets, a future liquidation or otherwise is first applied to the payment of all operating expenses of the Partnership, including accrued management fees. The Purchaser did not obtain current independent valuations or appraisals of the assets.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 1998


                                     EVEREST TAX CREDIT INVESTORS, LLC
                                     By: EVEREST PROPERTIES II, LLC,
                                         Manager

                                     By:   /s/ David I. Lesser
                                           David I. Lesser
                                           Executive Vice President


                                     EVEREST PROPERTIES II, LLC

                                     By:   /s/ David I. Lesser
                                           David I. Lesser
                                           Executive Vice President